Exhibit 99.1

ASX/Media Announcement

Immutep’s Partner, EOC Pharma,

Continues to Advance Efti in Breast Cancer

SYDNEY, AUSTRALIA – April 8th, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), is pleased to inform that EOC Pharma (“EOC”) and Immutep jointly discussed the current AIPAC results and confirmed plans to continue advancing Efti (designated as EOC202 in China) in metastatic breast cancer.

The confirmation follows EOC Pharma’s analysis of the recently reported Progression Free Survival (PFS) data, including subgroup analysis, from Immutep’s phase IIb AIPAC study.

EOC Pharma is an oncology focused specialty pharmaceutical company headquartered in Shanghai, China, and is the exclusive licensee of efti from Immutep for the Chinese market. Under its agreement with Immutep, it will make further milestone payments to the Immutep if efti achieves specific development milestones as well as undisclosed royalties on sales and is also required to fund the Chinese development of efti.

EOC Pharma CEO, Xiaoming Zou, said: “Our analysis of the overall and subgroup data suggests there is a definite opportunity to progress efti for Chinese patients with metastatic breast cancer. The data allows us to more specifically address certain meaningful patient populations and maximize the chance of a benefit for those patient groups. We also look forward to entering a new phase of collaboration with our partner Immutep.”

Immutep CEO, Marc Voigt stated: “We are very pleased about the discussions with EOC Pharma and their perspectives on efti in metastatic breast cancer and we look forward to further developing our collaboration with them.”

EOC Pharma, has also confirmed it will continue to advance its ongoing phase I EOC202A1101 study of eftilagimod alpha (“efti” or “IMP321”) in metastatic breast cancer in China. The last patient was enrolled and safely dosed in the EOC202A1101 study in February 2020. Data is expected to be reported from EOC202A1101 during 2020, with study completion in Q4 CY2020.

About the EOC202A1101 Trial

The EOC202A1101 study is taking place at the Fudan University Shanghai Cancer Center in China and is a single-center, open label, fixed dose-escalation phase I study in 12 metastatic breast carcinoma patients. The study is evaluating Immutep’s lead product candidate, eftilagimod alpha (“efti” or “IMP321”), in combination with chemotherapy agent, paclitaxel, in Chinese patients. Participants are receiving either 6 mg or 30 mg doses of efti over the six-month treatment period to determine the safety, tolerability and efficacy of the combination treatment, along with the appropriate dose for a potential phase II study. The Chinese IND application for EOC202 (efti) was approved by the Chinese National Medical Products Administration (NMPA) in December 2017.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

About EOC Pharma

EOC Pharma is a patient centric organisation, combining products, capabilities and healthcare industry partners to support an integrated structure focused on the manufacturing, development and commercialisation of innovative oncology products. EOC strives to be the preferred oncology partner of global biopharma and pharmaceutical companies, taking full advantage of the improving regulatory environment and strengthening clinical infrastructure in China in order to benefit the millions of patients who currently have limited access to high quality oncology treatments.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889